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Exhibit 99.4

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NEWS RELEASE	FOR IMMEDIATE RELEASE

Contacts at the Company:
(972) 830-1800
Michael J. Graham                Executive Vice President Corporate Development & Chief Financial Officer

Aegis Communications Group Reports Fourth Quarter and Year End 2002
Results

IRVING, TEXAS—April 15, 2003—Aegis Communications Group, Inc. (OTC Bulletin Board: AGIS), a leading provider of multi-channel customer relationship management ("CRM") to Fortune 1000 and progressive companies, reported its results for the quarter and year ended December 31, 2002.

REVENUES

Fourth quarter 2002 revenues from continuing operations were $33.3 million as compared to $49.7 million for the same period last year, but were $4.3 million, or 14.8% better than 2002 third quarter revenues of $29.0 million. For the year ended December 31, 2002 revenues from continuing operations were $135.9 million versus $214.4 million in the prior year, a decline of $78.5 million, or 36.6%. The decline in revenues versus the quarter and year ended December 31, 2001 was centered principally in three large clients, each of whom reduced volumes year over year. New programs and expansion of work from existing clients in the telecommunications, financial services and cable communications industries was primarily responsible for the improved revenues from the third to fourth quarter 2002.

OPERATING LOSS

Operating loss for the fourth quarter of 2002 was $2.5 million as compared to operating losses of $4.9 million in the third quarter of 2002 and $0.5 million in the prior year fourth quarter. For the year ended December 31, 2002, the Company incurred an operating loss of $14.6 million while generating operating income of $0.8 million in 2001. The decline in operating performance over the quarterly and annual comparative periods is primarily attributable to the decline in revenue referred to above, partially offset by reduced cost of services and selling, general and administrative expenses.

"In general, 2002 was a difficult year due to the significant pressures placed on our revenues. Based on the anticipated impact on our revenue run rate from work lost in 2001, we expected to hit the low point in both revenue and earnings in the middle of 2002. Our historical revenue concentration in two large telecommunications clients made us especially susceptible in an economic downturn. We are not satisfied with our financial performance, and continue to focus on improving the fundamentals of our business," stated Mr. Herman M. Schwarz, President and Chief Executive Officer.

"From the day I assumed this position, I have emphasized the need for Aegis to re-establish our market position and to improve our client relationships," continued Schwarz. "The focus on sales and marketing initiatives, plus the renewed investment in our client service organization made earlier in 2002, clearly resulted in improved revenue and earnings performance from third to fourth quarter. I am pleased that we have begun to experience positive financial trends from our efforts to diversify, stabilize and strengthen our revenue base. During 2002, we also continued to eliminate costs and minimize outstanding bank debt in a manner that did not negatively impact client service, but provided a stronger margin foundation for future revenue growth. I am proud of the people in our organization who have made personal sacrifices and worked hard to improve the outlook for the company."

NET LOSS

The Company incurred a net loss available to common shareholders of $5.3 million, or $0.10 per common share, for the quarter ended December 31, 2002. During the prior year comparable quarter, the Company incurred a net loss available to common shareholders of approximately $8.7 million, or $0.16 per common share. For the year ended December 31, 2002 the Company generated a net loss available to common shareholders of $70.8 million, or $1.35 per common share, as compared to $16.9 million or $0.32 per common share the year ended December 31, 2001.

Revenue Mix.    Together, inbound CRM and non-voice & other revenues represented 79.9% of the Company's revenues in the fourth quarter of 2002 versus 81.3% in the fourth quarter of 2001. Outbound CRM revenues accounted for 20.1% of total revenues for the three months ended December 31, 2002 as compared to 18.7% in the comparable prior year period. For the three months and years ended December 31, 2001 and 2002, the mix of revenues was as follows:

	Three months ended December 31,				Year ended December 31,
	2001	%	2002	%	2001	%	2002	%
	(Dollars in millions)				(Dollars in millions)
Inbound CRM	$32.3	65.0%	$22.3	66.9%	$140.7	65.6%	$85.3	62.8%
Outbound CRM	9.3	18.7%	6.7	20.1%	51.1	23.8%	26.5	19.5%
Non-Voice & Other	8.1	16.3%	4.3	13.0%	22.6	10.6%	24.1	17.7%

Total revenues	$49.7	100.0%	$33.3	100.0%	$214.4	100.0%	$135.9	100.0%

Cost of Services.    For the quarter ended December 31, 2002, cost of services decreased by approximately $9.7 million, or 29.1%, to $23.5 million versus the quarter ended December 31, 2001. Cost of services as a percentage of revenues for the quarter ended December 31, 2002 increased to 70.6%, from 66.8% during the comparable prior year period. The reduction in direct labor costs in recognition of increase downward pressure on revenues, is primarily responsible for the reduction in cost of services. The increase in cost of services as a percentage of revenues is primarily attributable to call center overhead costs, which, because of their generally fixed nature, were reduced by a lesser degree than the general decline in revenue. For the year ended December 31, 2002 cost of services dropped $48.2 million to $93.5 million compared to 2001. As a percentage of sales, cost of services rose slightly over the same period, from 66.1% to 68.8%.

Selling, General and Administrative.    Selling, general and administrative expenses were reduced 28.9% to $9.0 million in the quarter ended December 31, 2002 versus $12.6 million the prior year fourth quarter. As a percentage of revenue, selling, general and administrative expenses for the quarter ended December 31, 2002 were 26.9% as compared to 25.4% for the prior year period. For the year ended December 31, 2002, selling, general and administrative expenses were $43.1 million, or 31.7% of revenues versus $55.5 million, or 25.9% of revenues for the year ended December 31, 2001. The reduction in selling, general and administrative expenses over the three and twelve months ended December 31, 2002 is primarily attributable to the Company's on-going cost optimization efforts that centered around reducing labor and associated employee benefit costs, and reducing occupancy costs.

Depreciation and Amortization.    Depreciation and amortization expenses, excluding acquisition goodwill amortization, decreased $0.4 million, or 10.5% in the quarter ended December 31, 2002 as compared to the quarter ended December 31, 2001. As a percentage of revenue, depreciation and amortization expenses were 10.2% in the quarter ended December 31, 2002 versus 7.6% in the quarter ended December 31, 2001. For the years ended December 31, 2002 and 2001, respectively, depreciation and amortization expenses were $13.0 million, or 9.6% of revenues and $14.0 million, or 6.5% of revenues. In accordance with Statement of Financial Accounting Standard No.142 "Goodwill and Other

Intangible Assets "("SFAS 142"), beginning January 1, 2002, the Company no longer amortizes goodwill resulting from acquisitions. Acquisition goodwill amortization of approximately $0.6 million, or $0.01 per common share and $2.4 million, or $0.04 per common share was taken in the three months and year ended December 31, 2001.

Restructuring Charges.    The Company recorded $0.9 million in restructuring charges in the second quarter of 2002, related to the closing of one of its Atlanta call center. Included in the restructuring charges was $0.8 million in non-cancelable lease costs, including costs associated with the future payment of an early buy out, as provided in the lease. The remainder of the charges related primarily to the removal from operations and or disposal of certain leasehold improvements, equipment, furniture and fixtures. No additional restructuring charges were incurred during the quarter ended December 31, 2002.

Income Tax Provision.    The Company has not provided an income tax benefit to the operating losses incurred during the quarter and year ended December 31, 2002, as such benefit would exceed the projected realizable deferred tax asset.

Income (loss) from Discontinued Operations.    As reported previously, on April 12, 2002, the Company completed the sale of assets of Elrick & Lavidge, its marketing research division, to Taylor Nelson Sofres Operations, Inc., a wholly-owned subsidiary of United Kingdom based Taylor Nelson Sofres plc. The Company recognized a gain on disposal of the segment of $8.3 million, which was reported in its second quarter results. Elrick & Lavidge's revenues, reported in discontinued operations, for the three months ended December 31, 2001 were $6.3 million. Revenues reported in discontinued operations for the years ended December 31, 2001 and 2002 were $22.9 million and $6.2 million, respectively.

Change in Accounting Principle.    In connection with the adoption of SFAS 142, the Company completed the transitional goodwill impairment test during the quarter ended September 30, 2002. A third party engaged by the Company performed the valuation. As a result of the performance of the impairment test, the Company concluded that goodwill was impaired, and accordingly, recognized a goodwill impairment loss of $43.4 million. The non-cash impairment charge was reported as a cumulative effect of an accounting change retroactive to January 1, 2002, in accordance with the provisions of SFAS 142. The goodwill impaired was related to prior acquisitions for which the perceived incremental value at time of acquisition did not materialize.

Cash and liquidity.    Cash and cash equivalents at December 31, 2002 and 2001 were $1.6 million and $1.1 million respectively, while working capital totaled $4.8 million and $14.4 million. Availability under the Company's revolving line of credit was $9.7 million at December 31, 2002. Outstanding bank borrowings under the line of credit at December 31, 2002 were $5.9 million as compared to $13.8 million at December 31, 2001.

The Company's revolving line of credit agreement, which was due to mature in June 2003 was amended on April 14, 2003. The credit facility now expires on April 16, 2004. Subordinated debt instruments held by certain shareholders, which were due to mature in 2003, were also amended on April 14, 2003, and now mature on April 17, 2004 or later. At December 31, 2002, the Company was in compliance with all loan covenants. However, based on the trailing twelve-month covenants for the period ended March 31, 2003, the Company was in default of certain covenants under the revolving line of credit agreement. Such covenants, however, were waived under the new amended agreement.

"As we announced in an earlier release, we delayed filing our 2002 Form 10-K to allow our auditors, BDO Seidman, to complete audit work on previous years and to continue our negotiations regarding our expiring credit facility. I appreciate the patience of our investors as we worked to finalize these issues. Our audit went well, and I am extremely pleased that we have successfully extended the maturity of our debt to allow us to work to secure a more permanent source of financing later in the year. Again, we were able to achieve this result due to the contributions of all of our stakeholders, but most importantly, our associates," commented Mr. Schwarz.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company has historically reported Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). Because of the complex nature of the Company's tax, equity, and debt structure, management has found this measure to be of significant internal reporting value in understanding Company financial performance. Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the three months ended December 31, 2002 was $0.8 million, as compared to an EBITDA loss of $1.6 million in 2002's third quarter, and EBITDA of $4.3 million in the prior year comparable period. EBITDA for the year ended December 31, 2002 and 2001 was $6.7 million and $17.5 million, respectively. Excluding certain one-time items recorded in the second quarter of 2002, and the cumulative effect of a change in accounting for goodwill, the Company incurred a loss before interest, taxes, depreciation and amortization of $0.6 million for the year ended December 31, 2002. A reconciliation of EBITDA to net income is included in the schedules that follow.

Aegis Profile

Aegis Communications Group, Inc. provides multi-channel customer relationship management and marketing services, including customer acquisition and retention programs, database management, analytical services and market intelligence. Aegis' services are provided to a blue chip, multinational client portfolio through a network of client service centers employing approximately 4,500 people and utilizing over 5,200 production workstations. Further information regarding Aegis and its services can be found on its website at www.aegiscomgroup.com.

The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995: Statements contained in this document that are not based on historical facts are "forward-looking statements". Terms such as "anticipates", "believes", "estimates", "expects", "plans", "predicts", "may", "should", "will", the negative thereof and similar expressions are intended to identify forward-looking statements. Such statements are by nature subject to uncertainties and risks, including but not limited to: the Company's reliance on certain major clients; unanticipated losses of or delays in implementation of client programs; higher than anticipated implementation costs associated with new client programs; the successful combination of revenue growth with operating expense reduction to result in improved profitability and cash flow; government regulation and tax policy; economic conditions; competition and pricing; dependence on the Company's labor force; reliance on technology; telephone and internet service dependence; and other operational, financial or legal risks or uncertainties detailed in the Company's SEC filings from time to time. Should one or more of these uncertainties or risks materialize, actual results may differ materially from those described in the forward-looking statements. The Company does not intend to update any of those forward-looking statements.

(financial statements follow)

Aegis Communications Group, Inc.

Unaudited Consolidated Statements of Operations

In thousands, except per share data)

	Three months ended December 31,				Year ended December 31,
	2001	%	2002	%	2001	%	2002	%
Revenues	$49,656	100%	$33,329	100.0%	$214,410	100.0%	$135,894	100.0%

Operating Costs:
Cost of services	33,174	66.8%	23,517	70.6%	141,643	66.1%	93,492	68.8%
Selling, general and administrative expenses	12,624	25.4%	8,972	26.9%	55,542	25.9%	43,118	31.7%
Depreciation and amortization	3,783	7.6%	3,387	10.2%	14,014	6.5%	13,013	9.6%
Acquisition goodwill amortization	594	1.2%		—	2,377	1.1%	—
Restructuring charges	—		—		—		900	0.7%

Total operating expenses	50,175	101.0%	35,876	107.7%	213,576	99.6%	150,523	110.8%

Operating income (loss)	(519)	-1.0%	(2,547)	-7.7%	834	0.4%	(14,629)	-10.8%
Interest expense, net	454	0.9%	271	0.8%	2,951	1.4%	1,160	0.9%
Non-cash interest expense	363	0.7%	414	1.2%	1,374	0.6%	1,565	1.2%

Income (loss) from continuing operations before income taxes	(1,336)	-2.6%	(3,232)	-9.7%	(3,491)	-1.6%	(17,354)	-12.9%
Current taxes	—		(107)	-0.3%	—		(107)	-0.1%
Deferred taxes	5,774	11.6%	—		5,774	2.7%	9,778	7.2%

Net loss from continuing operations	(7,110)	-14.2%	(3,125)	-9.4%	(9,265)	-4.3%	(27,025)	-20.0%

Discontinued operations:
Income (loss) from operations of discontinued segment, net of taxes	440	0.9%	—	—	(105)	—	(94)	-0.1%
Estimated gain on disposal of business segment, net of taxes	—	—	—	—	—	—	8,283	6.1%

Loss before cumulative effect of change in accounting principle	(6,670)	-13.3%	(3,125)	-9.4%	(9,370)	-4.3%	(18,836)	-14.0%

Cumulative effect of change in accounting for goodwill impairment, net of taxes	—	—	—	—	—	—	(43,448)	-32.0%

Net loss	$(6,670)	-13.3%	$(3,125)	-9.4%	$(9,370)	-4.3%	$(62,284)	-46.0%

Preferred stock dividends	1,997	4.0%	2,222	6.7%	7,572	3.5%	8,468	6.2%

Net loss available to common shareholders	$(8,667)	-17.3%	$(5,347)	-16.0%	$(16,942)	-7.8%	$(70,752)	-52.2%

Basic and diluted income (loss) per common share:
Loss from continuing operations	$(0.17)		$(0.10)		$(0.32)		$(0.68)
Discontinued operations	0.01		—		(0.00)		0.16
Cumulative effect of change in accounting principle	—		—		—		(0.83)

Net loss applicable to common shareholders	$(0.16)		$(0.10)		$(0.32)		$(1.35)

Weighted average shares of common stock outstanding:
Basic	52,171		52,171		52,171		52,171
Diluted	52,171		52,171		52,171		52,171
Memo: EBITDA	4,335	8.7%	838	2.5%	17,549	8.2%	6,734	5.0%

EBITDA is defined as earnings before interest, taxes, depreciation and amortization

Aegis Communications Group, Inc.

Reconciliation of Net Loss to EBITDA

(Dollars in thousands)

	Three months ended December 31, 2002		Twelve months ended December 31, 2002
	2001	2002	2001	2002
Net loss	$(6,670)	$(3,125)	$(9,370)	$(62,284)
Add back (subtract):
Income tax expense on continuing operations	5,774	(107)	5,774	9,671
Non-cash interest expense from continuing operations	363	414	1,374	1,565
Interest expense, net from continuing operations	454	271	2,951	1,160
Acquisition goodwill amortization	594	—	2,377	43,448 (a)
Depreciation from continuing operations	3,783	3,387	14,014	13,013
Depreciation from discontinued operations	36	—	427	161

EBITDA	$4,335	$838	$17,549	$6,734

EBITDA excluding one-time items
EBITDA	$4,335	$838	$17,549	$6,734
Add back (subtract) one time items:
Gain on disposal of business segment	—	—	—	(8,283)
Restructuring charges	—	—	—	900

EBITDA excluding one-time items	$4,335	$838	$17,549	$(649)

(a) Cumulative effect of change in accounting for goodwill.
Exluding one time items Internal	—	202	481
	42	294
EBITDA per Internal books/Board	$4,377	$838	$18,045	$(168)

Aegis Communications Group, Inc.

Selected Financial Data

(Dollars in thousands)

	December 31, 2001	December 31, 2002
Assets
Cash and cash equivalents	$1,080	$1,584
Accounts receivable, net	32,693	20,871
Total current assets	41,871	23,834
Property and equipment, net	34,698	28,627
Cost in excess of net assets acquired, net	43,448	—
Total assets	130,524	52,678
Liabilities, Redeemable Convertible Preferred
Stock and Shareholders' Equity (Deficit)
Current portions of long-term obligations	$3,287	$1,333
Accounts payable	3,265	3,375
Total current liabilities	27,461	19,028
Revolving line of credit	13,800	5,900
Long-term obligations, net of current portions	2,655	1,873
Subordinated debt	12,371	13,936
Total liabilities	56,287	40,737
Redeemable convertible preferred stock	51,816	57,491
Total shareholders' equity (deficit)	22,421	(45,550)
Working Capital	14,410	4,806

QuickLinks

  Exhibit 99.4
Aegis Communications Group, Inc. Unaudited Consolidated Statements of Operations In thousands, except per share data)
Aegis Communications Group, Inc. Reconciliation of Net Loss to EBITDA (Dollars in thousands)
Aegis Communications Group, Inc. Selected Financial Data (Dollars in thousands)